

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 7, 2017

Ivan de Souza Monteiro
Chief Financial Officer and Chief Investor Relations Officer
Petróleo Brasileiro S.A.—Petrobras
Avenida República do Chile, 65—23rd Floor
20031-912—Rio de Janeiro—RJ—Brazil

> **Re:** **Petróleo Brasileiro S.A.—Petrobras**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 27, 2017**
> **File No. 001-15106**

Dear Mr. Monteiro:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources